TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                         WHO WANTS TO PLAY "SIMON SAYS"?



SIMON SAYS: General Motors Pension Trusts (GMPT) abstained from voting on the restructuring because they did not like the governance provisions that were negotiated.

THE TRUTH:  GMPT abstained because of a clear conflict of interest.

    - GMPT had negotiated to receive 37% of the Operating Partnership's properties. Their abstention did not reflect discomfort with Taubman's governance. The fact that they were satisfied with Taubman's governance is evidenced by their staying on following the restructuring as Taubman Centers' largest shareholder (in addition to engaging Taubman to manage the properties they acquired in the restructuring).

    - GMPT recently stated in a court filing that their abstention was required under Michigan law because of a "direct and obvious conflict of interest."





                                 (PAGE 9 OF 12)

                TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                         WHO WANTS TO PLAY "SIMON SAYS"?



SIMON SAYS:  There are "damaging documents" including notes, talking points and memoranda written by an associate at Goldman Sachs.

THE TRUTH:   These notes, talking points and memoranda evidence an
             intense negotiation in which the independent directors and their advisors represented the public shareholders of the REIT vigorously, loyally and effectively.

   - If they do anything, the Goldman Sachs notes evidence the seriousness and intensity of the negotiations between the parties involved - GMPT, which was withdrawing from the partnership, the Taubman family and the independent directors representing the interests of the public shareholders of the REIT.

   - Contrary to Simon's assertion that these notes "belie" Robert Taubman's testimony that he was not opposed to a shareholder vote, they in fact corroborate that testimony strongly. The notes show clearly that the shareholder vote issue was related to an earlier transaction proposal (SaleCo/DevCo) which was fundamentally flawed for reasons having nothing to with a shareholder vote, and that Mr. Taubman was willing to submit a transaction to a shareholder vote if the best available transaction required a vote.

   - Simon also quotes from, without ever identifying, draft talking points prepared by Goldman Sachs to support a pitch to obtain the discretionary portion of Goldman Sachs' fee. The draft, an internal Goldman Sachs document, was never sent to the Taubman family, nor was it ever intended to be sent to the family. Certain statements in the draft overemphasized the threats to the family represented by a shareholder vote with respect to the rejected SaleCo/DevCo structure, and others are inaccurate, for example, the assertion that Morgan Stanley "always insisted" on a shareholder vote. For the record, Goldman Sachs did not receive a discretionary fee with respect to the 1998 restructuring.


                                 (PAGE 10 OF 12)

                TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                         WHO WANTS TO PLAY "SIMON SAYS"?


SIMON SAYS:  The Taubman Board of Directors' rejection on
             January 21, 2003 of Simon's tender offer as inadequate is a "pretense".

THE TRUTH:   The Taubman Board of Directors, which is comprised of a
             majority of independent directors, unanimously recommends to the Company's shareholders that the Simon/Westfield offer is inadequate, opportunistic and not in the best interests of Taubman's shareholders.

    - The Taubman Board of Directors has a majority of independent directors, all of whom are experienced and distinguished in their own right. They are well advised, diligent and independent of the Taubman family. In fact, the Company believes that each of its independent directors will meet the standards for Independent Directors as set forth in the Sarbanes-Oxley Act and the NYSE rules. It is utterly inappropriate for Simon to insult the integrity of Taubman Centers' independent directors because it does not agree with the conclusion they reached in good faith.

    - The full reasons for the Taubman Board's rejection of the Simon/Westfield offer are set forth in the Company's Recommendation Statement on Schedule 14D-9.



SIMON SAYS:  Goldman Sachs has an economic incentive to keep Taubman Centers independent because it will earn a "success fee" if Taubman Centers is not taken over by Simon.

THE TRUTH:   Goldman Sachs will earn a SUBSTANTIALLY bigger fee if
             Taubman Centers is acquired, whether by Simon or anyone else, than the advisory fee they will earn if the Company remains independent.



                                 (PAGE 11 OF 12)

                TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                         WHO WANTS TO PLAY "SIMON SAYS"?



SIMON SAYS: Taubman Centers created the Series B shares in "direct response" to a letter it received from The Rouse Company in 1998, that it did not disclose.

THE TRUTH:  The Rouse overture had no bearing on the 1998 restructuring process, which began months earlier. Disclosure of the letter was not required and would have been inappropriate.

   - The letter from Rouse had no bearing on the 1998 restructuring. Rouse's letter dated May 1, 1998, was received two months after a Special Committee had been established on March 5, 1998.

   - The Rouse letter was a conditional indication of interest for a stock transaction. Rouse was proposing the friendly exploration of the possibility of a combination of the Rouse and Taubman businesses. The Partnership Committee, which was the governing body of the enterprise at that time, advised by its independent advisors, reviewed the Rouse letter promptly and determined that it had no interest in pursuing the overture. Rouse did not pursue the matter or take further action. Given the Partnership Committee's position and the fact that Rouse chose not to pursue the matter, disclosure of the Rouse letter was not required and would have been highly unusual, if not misleading.

   - The existence of the Rouse letter only demonstrates that Taubman Centers' collection of upscale regional mall assets, the most productive portfolio of regional malls in the public sector, has always been and will always be highly coveted.

   - The Rouse letter, which makes clear that Rouse's interest was conditioned on being able to acquire the Operating Partnership and "assume management and leasing of all properties," further demonstrates that, prior to the 1998 restructuring, a potential acquiror would have had no interest in acquiring Taubman Centers standing alone, since Taubman Centers owned only a minority interest in the partnership and did not control the real estate assets.


If you want to know more, please see our legal brief and the declarations of prominent experts, which are available in the Investor Relations section of our website, www.taubman.com.


                                 (PAGE 12 OF 12)